

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   October 23, 2018

Mr. Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061

   Re: Exela Technologies, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2017
     Filed March 16, 2018
     File No. 001-36788

Dear Mr. Cogburn:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief
        Office of Consumer Products